

November 16, 2010

Mr. Derrek L. Gafford
Chief Financial Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

> **Re:** **TrueBlue, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2009**
> **Filed February 16, 2010**
> **File No. 1-14543**

Dear Mr. Gafford:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director